
September 17, 2009

Mail Stop 4631

Via U.S. mail and facsimile @ (617) 345-3299

Zuosheng Yu
Chairman and Chief Executive Officer
General Steel Holdings, Inc. c/o Stephen D. Brook, Esq.
Burns & Levinson LLP
125 Summer Street
Boston, MA 02110

Re: **General Steel Holdings, Inc.**
        Registration Statement on Form S-3
        Filed on: August 27, 2009
        File No.: 333-161585

Dear Mr. Yu:

        We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Calculation of Registration Fee

1. We note footnote (2) disclosure to the Calculation of Registration Fee table. Please revise the footnote disclosure to specify the exact dollar amount of the fee that had been paid previously and is being applied to the new registration statement. In this regard, please see Release No. 33-7168.

Description of the Capital Stock, page 16

2. We note the statement in the introductory paragraph that the summary is "qualified in its entirety" by the provisions of your charter documents. Please be advised that you may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C. Please revise accordingly. Please also comply with this comment with respect to the last paragraph under "Description of Units" on page 19.

Description of Debt Securities, Page 17

3. Based on your description of debt securities, it appears that your debt securities may be guaranteed. Please revise to register the guarantees and revise the disclosure throughout the registration statement accordingly, including the cover pages of the registration statement and the prospectus. Please also revise to add the guarantors as co-registrants. Finally, please have counsel revise its opinion accordingly.

4. Please note that the indenture filed as Exhibit 4.4 does not contain a table of content or a cross reference sheet showing the location in the indenture of the provision inserted pursuant to Sections 310 through 318(a) of the Trust Indenture Act of 1939, all as required by Items 601(b)(4)(iv)(A) and (B) of Regulation S-K. Please re-file your indenture to include the table of content and the cross-reference sheet.

Part II – Information Not Required in Prospectus

Item 16. Exhibits, page 26

5. We note that you have filed the form of warrant and form of senior convertible note as Exhibits 4.5 and 4.6 of the registration statement, respectively. However, in your description of warrants and description of debt securities discussion on page 17, you disclose that the particular terms of the warrants to be offered will be described in a prospectus supplement as will the terms of the debt securities. Please reconcile the filed exhibits with your disclosure in the registration statement. To the extent that the warrants and the debt securities will be issued pursuant to the terms of Exhibits 4.5 and 4.6, respectively, please revise your disclosure to accurately describe the terms of these securities.

6. Please provide the exhibit required by Item 601(b)(12) of Regulation S-K. Refer to Item 503(d) of Regulation S-K.

7. We note subparagraph (v) of your "+" footnote disclosure related to Statement of Eligibility of Trustee, Form T-1. We also note that you have not listed Form T-1 as Exhibit 25 in the exhibit index (see Item 601(b)(25) of Regulation S-K). Please

note that you may not file Form T-1 in a post effective amendment to the
registration statement or in a Form 8-K that is incorporated by reference into the
registration statement. For further guidance, please see Section 220.01 of Trust
Indenture Act of 1939 Compliance and Disclosure Interpretations, found in the
Division of Corporation Finance page of the Commission's website at
http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm. You may rely on
Section 305(b)(2) of the Trust Indenture Act and file Form T-1 under electronic
form type "305B2". Please advise and list Exhibit 25 in your exhibit index.

Exhibit 5.1 Legal Opinion of Burns & Levinson LLP

8. We note that the legal opinion is limited to the laws of the State of Nevada. Please
be advised that the warrants, debt securities, rights and units represent contractual
obligations of the company and, therefore, counsel must opine with respect to these
securities under the state contract law governing these securities. For example, we
note that the indenture is governed under the laws of the State of Delaware.
Further, we note that with respect to these securities counsel opines that they are
"enforceable". Counsel must opine that these securities are binding obligations of
the company. See Item 601(b)(5) of Regulation S-K. Please have counsel revise
its opinion accordingly.

9. The language in the last paragraph of the legal opinion appears to inappropriately
limit an investor's reliance on the legal opinion. Please have counsel revise its
opinion accordingly.

*   *   *

As appropriate, please amend your filing and respond to these comments. You may
wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment
and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require for
an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the time
of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any questions.

Sincerely,

Pamela A. Long
Assistant Director